GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	1

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	2

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 14, 2012 reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine month financial periods ended September 30, 2012, and other material events up to the date of this report. The information in this MD&A is as at November 14, 2012 unless otherwise indicated. The following discussion should be read in conjunction with the annual audited consolidated financial statements and related notes for the year ended December 31, 2011 and the unaudited condensed interim consolidated financial statements and related notes for the three and nine month periods ended September 30, 2012.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts are in Canadian dollars, unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” sections at the end of this MD&A, as well as “Key Information – Risk Factors” in the Company’s Form 20F for the year ended December 31, 2011.

PROFILE AND STRATEGY

Great Panther is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT (formerly the NYSE Amex) trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. The Company is pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals projects.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

The Company’s Topia mine is located in the Sierra Madre Mountains in the state of Durango in northern Mexico and produces silver, gold, lead and zinc. The Guanajuato Mine Complex is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City, and produces silver and gold. Each mine has its own processing facility with capacity to support future expansion.

Great Panther’s development stage property, the San Ignacio Project, is approximately 20 kilometres by road from its Guanajuato processing plant. The Company also owns two exploration stage properties: the Santa Rosa, Project which is located approximately 15 kilometres northeast of Guanajuato, and the recently acquired El Horcon Project, located 60 kilometres northeast of Guanajuato.

RECENT DEVELOPMENTS

During the third quarter of 2012, Great Panther continued to invest in its wholly-owned Mexican properties as part of its growth strategy to expand production and resources. Important developments in the Company’s business since the start of the third quarter are as follows.

On July 18, 2012, the Company announced a number of changes to its senior management structure. The changes included the separation of the President and CEO role, under which Mr. Robert Archer retained the role of CEO and Mr. Martin Carsky was appointed President of the Company. Mr. Carsky served as the Company’s Executive Vice President and CFO since May of 2011. Jim Zadra, CA was appointed Chief Financial Officer of Great Panther after serving as Vice President, Finance since September 2011. Mr. Graham Parsons was promoted to the newly created role of Vice President, Operations based in Guanajuato, Mexico. Mr. Charles

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	3

Brown was appointed to a newly created role as Senior Vice President, Corporate Development and his former position of Chief Operating Officer was eliminated.

On August 21, 2012, the Company announced it had signed a definitive agreement for the purchase of a 100% interest in certain surface rights on its wholly-owned San Ignacio Project in Guanajuato, Mexico. A total of 19.4 hectares has been purchased, thereby allowing sufficient space for access to and construction of a portal for the development of a ramp, for waste dumps, and for auxiliary infrastructure. With the acquisition of the surface rights, the Company has proceeded with the application for permits required for the underground development. Permitting is expected to be completed by the first quarter of 2013.

On September 5, 2012, the Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project (“El Horcon”) in Jalisco State, Mexico for total cash consideration of US$1,600,000. El Horcon covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of the Company’s Guanajuato Mine Complex, allowing for the potential to become a satellite mine for the Company’s Guanajuato operations. El Horcon is a past producing mine and the Company expects to commence a drill program in the first quarter of 2013 to delineate a resource.

THIRD QUARTER 2012 HIGHLIGHTS

Highlights				9 Months	9 Months
(in 000s except ounces, amounts per share and				Ended	Ended
per ounce)	2012 Q3	2011 Q3	Change	Sep 30, 2012	Sep 30, 2011	Change
Revenue	$ 15,286	$ 16,278	-6%	$ 43,350	$ 40,298	8%
Gross profit (Earnings from mining operations)	$ 5,791	$ 8,320	-30%	$ 15,887	$ 20,884	-24%
Net income	$ 1,758	$ 3,415	-49%	$ 6,795	$ 12,925	-47%
Adjusted EBITDA[1]	$ 4,961	$ 7,752	-36%	$ 13,093	$ 18,459	-29%
Earnings per share – basic	$ 0.01	$ 0.03	-67%	$ 0.05	$ 0.10	-50%
Earnings per share – diluted	$ 0.01	$ 0.02	-50%	$ 0.05	$ 0.10	-50%
Silver ounces produced	371,857	343,768	8%	1,106,106	1,140,618	-3%
Silver equivalent ounces produced[2]	592,586	484,550	22%	1,705,974	1,654,719	3%
Silver payable ounces	314,146	364,684	-14%	1,026,192	907,037	13%
Total cash cost per silver ounce (USD)[3]	$ 13.16	$ 9.02	46%	$ 11.22	$ 10.34	8%
Average realized silver price (USD)[4]	$ 31.92	$ 35.38	-10%	$ 31.61	$ 36.36	-13%
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1.

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share- based payments expense, foreign exchange gains or losses, and non-recurring items. The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

2.

Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

3.

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

4.	Average realized silver price is prior to treatment, refining and smelting charges.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	4

Third Quarter 2012 Operational Highlights

  Processed ore increased 9% to 58,307 tonnes compared to the third quarter of 2011, and increased 10% over the second quarter of 2012 due to a concerted effort to increase production;

  Metal production increased 22% to 592,586 silver equivalent ounces (“Ag eq oz”) compared to the third quarter of 2011 and increased 7% over the second quarter of 2012;

  Gold production increased 102% to 3,015 ounces compared to the third quarter of 2011;

  Silver production increased 8% to 371,857 ounces compared to the third quarter of 2011;

  Cash cost per silver ounce increased 46% to US$13.16 compared to the third quarter of 2011 due primarily to lower grades at Topia and increased site labor and contractor operating costs;

  Processed ore at Guanajuato increased 6% over the third quarter of 2011 due in part to the move to a seven day work week for the Guanajuato mine operation;

  Guanajuato ore grades of 188g/t Ag and 2.22g/t Au, or 321g/t Ag eq were up 32% over the third quarter of 2011;

  Guanajuato achieved strong metallurgical recoveries of 90.9% and 91.9% for silver and gold respectively due largely to the addition of a re-grind mill earlier in the year;

  Ore processed at Topia was up 22% from the third quarter of 2011 to 14,593 tonnes due to the processing of some of the stockpiled ore from the first half of the year; and

  Topia ore grades were down 19% to 442g/t Ag eq compared to the same period in the prior year.

MINE OPERATING RESULTS

Consolidated Operations

	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Tonnes milled	58,307	52,956	51,198	52,170	53,375	56,643	53,993	48,142

Production
Silver ounces	371,857	374,723	359,526	354,754	343,768	386,210	410,640	385,022
Gold ounces	3,015	2,354	2,729	2,281	1,494	1,931	2,310	1,943
Lead tonnes	226	245	202	212	222	266	241	234
Zinc tonnes	369	351	312	327	294	348	345	304

Silver equivalent ounces[1]	592,586	555,721	557,667	545,294	484,550	562,944	607,225	565,660

Silver payable ounces	314,146	395,405	316,641	425,225	364,684	193,914	348,439	369,940

Cash cost per silver ounce (USD)[2,3]	$ 13.16	$ 11.42	$ 9.05	$ 11.92	$ 9.02	$ 12.85	$ 10.33	$ 8.41

Processed ore for the consolidated operations for the third quarter of 2012 was 58,307 tonnes, an increase of 10% compared to the second quarter of 2012, and an increase of 9% compared to the same quarter in 2011. The increase in throughput over the second quarter of 2012 included an increase of 22% at Topia due to the start of the rainy season which alleviated the water shortages thereby allowing for steady plant operations. This allowed

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[1]

Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

[2]

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

[3]	Cash cost per silver ounce for second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	5

the Topia operation to draw-down on ore stockpiles accumulated in the second quarter due to water shortages. The Guanajuato Mine Complex achieved a 7% increase in throughput over the second quarter due in part to the move from a six to seven day a week workweek. The increase in throughput over the third quarter of 2011 included a 22% increase at Topia and a 6% increase at Guanajuato.

Overall metal production for the third quarter of 2012 was 592,586 Ag eq oz, an increase of 7% from the second quarter of 2012 and an increase of 22% compared to the third quarter in 2011. The increased metal production is the result of higher throughput at both operations and significantly higher average grades at Guanajuato.

Consolidated cash cost per silver ounce of US$13.16 for the third quarter of 2012 increased from US$11.42 in the second quarter of 2012. Cash cost per silver ounce at Topia increased due to lower grades which resulted in higher unit production costs, and increased smelting and refining charges. The increase at Topia was offset by a slight decrease in cash cost per silver ounce at the Guanajuato Mine Complex.

Consolidated cash cost per silver ounce was US$13.16 for the third quarter of 2012, a 46% increase compared to US$9.02 for the same period in 2011. The increase is attributable to lower grades which resulted in higher unit production costs, smelting and refining charges at Topia, offset by a decrease in overall costs at Guanajuato due to higher by-product revenues from increased gold production.

Topia Mine

Mill throughput for Topia for the third quarter of 2012 was 14,593 tonnes of ore, representing an increase of 22% compared to the second quarter of 2012 and also a 22% increase over the third quarter of the prior year. Heavy rains in the third quarter alleviated the water shortages caused by the drought in the first half of the year; however, excess humidity did cause some problems for crushing and screening. Despite this, the Company was able to increase overall throughput in the third quarter of 2012 and draw-down on ore stockpiles which resulted from the drought conditions in the first half of 2012 that limited processing. The excess ore stockpile at Topia will continue to be depleted throughout the fourth quarter and is expected to be completely processed by year end.

Metal production at Topia for the third quarter of 2012 was 180,627 Ag eq oz comprising 131,865 silver (“Ag”) oz, 149 gold (“Au”) oz, 226 lead (“Pb”) tonnes, and 369 zinc (“Zn”) tonnes. Despite increased throughput, production on a Ag eq oz basis decreased 8% compared to the second quarter of 2012 as a result of lower grades for all metals.

Production on an Ag eq oz basis was down 9% compared to the third quarter of 2011 due mainly to lower silver grades. Lower lead grades and lower lead and zinc to silver price ratios also contributed to the decrease. Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively. For 2011, silver equivalent ounces were established

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	6

using prices of US$20 per oz, US$1,200 per oz, US$0.90 per lb and US$0.90 per lb for silver, gold, lead and zinc respectively.

Topia Mine Production Data

	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Tonnes milled	14,593	11,992	12,404	12,056	12,004	11,895	11,013	9,081

Production
Silver (ounces)	131,865	148,439	120,221	117,182	137,707	143,774	137,219	129,650
Gold (ounces)	149	140	114	136	147	124	93	108
Lead (tonnes)	226	245	202	212	222	266	241	234
Zinc (tonnes)	369	351	312	327	294	348	345	304

Silver equivalent ounces[1]	180,627	196,658	161,475	179,008	197,688	212,108	200,806	195,598

Silver payable ounces	129,101	137,884	106,772	119,155	113,297	108,487	112,630	129,803

Average ore grade
Silver (g/t)	316	424	326	345	420	418	420	485
Gold (g/t)	0.55	0.56	0.45	0.44	0.47	0.40	0.33	0.46
Lead (%)	1.69	2.18	1.71	1.85	2.02	2.34	2.32	2.78
Zinc (%)	2.78	3.21	2.73	2.97	2.67	3.18	3.42	3.64

Metal recoveries
Silver	89.0%	90.7%	90.5%	87.7%	85.0%	89.9%	92.3%	91.5%
Gold	57.8%	64.3%	64.0%	79.2%	80.4%	81.6%	79.0%	81.5%
Lead	91.4%	93.6%	94.1%	95.0%	91.4%	95.5%	94.1%	92.7%
Zinc	90.9%	91.2%	92.1%	91.3%	91.9%	92.2%	91.5%	91.8%

Concentrate grades
Lead
Silver (g/t)	8,997	8,708	8,757	8,528	9,205	8,463	9,167	8,656
Gold (g/t)	8.60	7.35	6.88	8.05	8.80	6.27	4.93	5.83
Lead (%)	52.82	48.79	49.80	52.83	50.31	53.33	54.61	52.70
Zinc (%)	10.33	10.49	9.16	9.78	10.68	8.65	9.46	7.60
Zinc
Silver (g/t)	692	735	636	619	640	674	687	656
Gold (g/t)	1.74	1.38	1.68	2.07	1.66	1.44	1.40	1.68
Lead (%)	1.75	1.67	1.68	1.26	0.83	1.50	1.68	1.77
Zinc (%)	50.02	51.71	53.45	53.60	55.49	52.89	54.08	51.14

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[1]

Silver equivalent ounces in 2012 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	7

The average grades of ore processed from Topia in the third quarter of 2012 were 316g/t Ag, 0.55g/t Au, 1.69% Pb and 2.78% Zn, which represent 25%, 2%, 22% and 13% decreases, respectively, over the second quarter of 2012. Compared to the third quarter of 2011, these average grades represented a 25% and 16% decrease for Ag and Pb, respectively, and an increase of 17% and 4% for Au and Zn, respectively.

Plant metallurgical performance was satisfactory in the third quarter of 2012 with metal recoveries of 89.0% for Ag, 57.8% for Au, 91.4% for Pb and 90.9% for Zn.

Topia Mine Cash Cost per Silver Ounce

(in 000s of CAD except per ounce
amounts or noted otherwise)	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Cost of sales	$ 3,184	$ 2,737	$ 2,544	$ 2,741	$ 2,177	$ 2,516	$ 2,278	$ 2,438
Smelting and refining charges	898	948	737	262	481	455	557	435
Gross by-product revenue[1]	(1,187)	(1,076)	(950)	(684)	(1,056)	(1,051)	(1,094)	(1,307)
Cost of custom milling	(44)	(63)	(65)	(118)	(92)	(102)	(66)	(119)
Cash operating costs	$ 2,851	$ 2,546	$ 2,266	$ 2,201	$ 1,510	$ 1,818	$ 1,675	$ 1,447

Cash operating costs (USD)	$ 2,870	$ 2,517	$ 2,265	$ 2,167	$ 1,541	$ 1,879	$ 1,699	$ 1,430
Silver payable ounces (000s)	129	138	107	119	113	108	113	130
Cash cost per silver ounce[2,3] (USD)	$ 22.23	$ 18.26	$ 21.21	$ 18.19	$ 13.60	$ 17.32	$ 15.09	$ 11.02

Cash cost per silver ounce for Topia increased to US$22.23 in the third quarter of 2012 from US$18.26 in the second quarter of 2012 due to lower ore grades resulting in higher unit production costs. Cash cost per silver ounce for Topia in the third quarter of 2012 increased by 63% to US$22.23 from US$13.60 in the third quarter of 2011. The increase is mainly attributable to lower grades as well as higher smelting and refining charges.

Guanajuato Mine Complex

Processed ore at Guanajuato was 43,714 tonnes for the third quarter of 2012, an increase of 7% compared to the second quarter of 2012, and an increase of 6% compared to the third quarter of 2011. This increase is due to the move from a six day to seven day per week workweek, which began in June 2012.

Metal production of 411,959 Ag eq oz for the third quarter of 2012 represented an increase of 15% compared to the second quarter of 2012. Higher throughput and significantly higher gold grades accounted for the increase over the prior quarter. Metal production increased 44% compared to the third quarter of 2011. In this case, an increase in throughput, significantly higher gold grades, as well as higher silver grades were factors.

Silver production at 239,992 ounces was up 6% compared to the second quarter of 2012, and up 16% compared to the third quarter of 2011. Guanajuato’s gold production, at 2,866 ounces, represented an increase of 29% compared to the second quarter of 2012 and an increase of 113% compared to the third quarter of 2011. Development and production from Guanajuato’s gold-rich Santa Margarita area continues to contribute to higher gold production.

Average ore grades for the third quarter of 2012, of 188g/t Ag and 2.22g/t Au, represented a decrease of 1% and an increase of 22% over the Ag and Au grades, respectively, for the second quarter of 2012. Compared to the third quarter of 2011, the third quarter 2012 ore grades represent a 7% and 98% increase from 175g/t Ag and 1.12g/t Au, respectively.

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[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
[2]

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

[3]	Cash cost per silver ounce for second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	8

Metal recoveries at the Guanajuato plant remain strong due to the addition of a re-grind mill, commissioned in April, which improved process control. Recoveries of 90.9% for silver and 91.9% for gold were achieved in the quarter ended September 30, 2012.

Guanajuato Mine Complex Production Data

	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Tonnes milled	43,714	40,964	38,794	40,114	41,371	44,748	42,980	39,061

Production
Silver (ounces)	239,992	226,284	239,305	237,572	206,061	242,436	273,421	255,372
Gold (ounces)	2,866	2,214	2,615	2,145	1,347	1,807	2,217	1,835

Silver equivalent ounces[1]	411,959	359,063	396,192	366,286	286,862	350,836	406,419	370,062

Silver payable ounces	185,045	257,521	209,869	306,070	251,387	85,427	235,809	240,137

Average ore grade
Silver (g/t)	188	189	213	207	175	193	222	228
Gold (g/t)	2.22	1.82	2.30	1.84	1.12	1.38	1.75	1.60

Metal recoveries
Silver	90.9%	91.1%	90.1%	89.1%	88.4%	87.4%	89.2%	89.1%
Gold	91.9%	92.3%	91.2%	90.3%	90.1%	90.8%	91.5%	91.1%

Concentrate grades
Silver (g/t)	10,845	10,641	9,917	10,910	9,280	10,485	9,797	12,548
Gold (g/t)	130	104	108	99	61	78	79	90

Development and production in the lower levels of Cata yielded 14,785 tonnes grading 331g/t Ag and 1.87g/t Au and constituted 51% of total metal production. Ore development on the 525 metre level in Cata will commence before the end of the year. The current production from three levels in the Santa Margarita area continues to add gold production with 9,549 tonnes averaging 5.39g/t Au and 26g/t Ag during the quarter. Similar tonnages and grades are expected for the fourth quarter of 2012.

Ore produced from Los Pozos totaled 11,962 tonnes at grades of 173g/t Ag and 0.77g/t Au. The 420 metre level has been accessed to allow development along strike during the fourth quarter.

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[1]

Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	9

Production stoping in the Guanajuatito area continued from the 160 metre level and development on ore in the north zone on level 200 with ore production totaling 3,407 tonnes at grades of 174g/t Ag and 0.89g/t Au. During the fourth quarter, stoping will begin in the north zone with the development of the new 245 metre level stoping block. Ramp development continues towards both the lower levels of this mine and towards Valenciana.

The Rayas shaft was closed for maintenance during the latter part of the third quarter, primarily to enhance the overall safety conditions. A thorough assessment is underway and, when complete, will determine the cost and length of time required for rehabilitative work. In the interim, workers are accessing the mine via the main Guanajuato Ramp. While this has had a minor impact on productivity, steps are being taken to mitigate the situation until such time as the Rayas shaft is back in operation, which is expected to take approximately 6 months.

A new tertiary crusher was not installed as planned in the third quarter of 2012 due to delays by the supplier. It is expected that installation will be completed in the fourth quarter or early in the first quarter of 2013.

Guanajuato Mine Complex Cash Cost per Silver Ounce

(in 000s of CAD except per ounce
amounts or noted otherwise)	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Cost of sales	$ 4,382	$ 5,608	$ 3,291	$ 6,128	$ 4,405	$ 1,677	$ 3,553	$ 3,922
Smelting and refining charges	558	756	807	1,287	482	163	449	435
Gross by-product revenue[1]	(3,686)	(4,334)	(3,491)	(4,514)	(3,171)	(1,248)	(2,130)	(2,653)
Cash operating costs	$ 1,254	$ 2,030	$ 607	$ 2,901	$ 1,716	$ 592	$ 1,872	$ 1,704

Cash operating costs (USD)	$ 1,265	$ 1,997	$ 602	$ 2,901	$ 1,749	$ 613	$ 1,899	$ 1,681
Silver payable ounces (000s)	185	258	210	306	251	85	236	240
Cash cost per silver ounce[2,3] (USD)	$ 6.84	$ 7.75	$ 2.87	$ 9.48	$ 6.96	$ 7.17	$ 8.05	$ 7.00

Cash cost per silver ounce at Guanajuato for the third quarter of 2012 was US$6.84, compared to US$7.75 realized in the second quarter of 2012. The decrease was primarily due to higher gold by-product credits per silver payable ounce which resulted from increased gold grades and production.

Cash cost per silver ounce for the third quarter of 2012 of US$6.84 represented a 2% decrease compared to the third quarter of 2011. The decrease in cash cost per silver ounce is mainly attributable to higher gold by-product revenues per silver payable ounce.

RESOURCE AND EXPLORATION UPDATE

Topia Mine

During the third quarter of 2012, a total of 577 metres of surface drilling (5,499 metres year to date) was completed along with 598 metres of underground drilling (1,903 metres year to date).

The surface drilling during the third quarter of 2012 continued along the Higueras and Oxidada veins. The Santa Cruz drilling intersected galena and sphalerite in four of five holes. The surface drilling along with recent development on the 1510 level at Durangueno gives a better understanding of the anastomosing nature of the San Gregorio, Oxidada, San Pablo, and Higueras veins. Surface drilling was also conducted along the El Rosario vein. The shallow holes had good vein intersections while the deeper intersects were too low in the epithermal

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[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
[2]

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

[3]	Cash cost per silver ounce for second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

GREAT PANTHER SILVER LIMITED
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system. ST12-195 had the widest intersection of any at Topia mine to date with a 3.4 metre intersection of barite breccia and excellent galena and sphalerite.

Third quarter underground drilling continues to explore the series of splay veins north of the Recompensa Mine, namely on the Intermediate and Oliva veins.

The Company expects to release an updated Mineral Resource estimate for Topia before the end of 2012.

Guanajuato Mine Complex

Underground diamond drilling at Guanajuato is ongoing on 50 metre exploration centres at Guanajuatito and Valenciana, while more production detailed 25 metre centre drilling is ongoing at Santa Margarita, Los Pozos, and Cata. A total of 7,485 metres of underground drilling was completed in the third quarter of 2012 (21,314 metres year to date).

Drilling at Guanajuatito is expanding new discoveries approximately 100 metres to the northwest, and 100 metres to the southeast from current workings between the 160 and 200 metre levels. Drilling at Santa Margarita continues to improve ore definition of the multiple gold-rich veins and stockworks, hence guiding mine development. Fourth quarter drilling will include the Guanajuatito, Cata, Pozos, Santa Margarita, Valenciana, San Cayetano, and San Vicente-Promontorio zones.

On May 9, 2012, the Company announced the completion of two Mineral Resource estimates at the Company’s Guanajuato Mine Complex and its San Ignacio Project in Guanajuato, Mexico (refer to May 9, 2012 news release and the corresponding technical reports filed on SEDAR dated June 25, 2012 and June 26, 2012, respectively).

The updated Mineral Resource estimate for the Guanajuato Mine is valid as of January 31, 2012.

Guanajuato Measured, Indicated and Inferred Mineral Resources – January 31, 2012 (Cut-off 50 g/t Ag eq)
	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag eq (oz)
Measured	275.8	2.21	19,570	264	2,339,900	3,531,000
Indicated	232.6	2.66	19,890	122	909,781	2,118,000
Inferred	223.2	2.10	15,060	221	1,588,000	2,503,000

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther's Guanajuato Mine Complex.

A Phase V program is being planned consisting of approximately 7,000 metres of drilling with approximately 6,000 metres of detailed fill-in between 200S to 300N, and approximately 1,000 metres in the San Jose de Gracia shaft area (south end of the property). This program is currently being laid out, along with final plan, section and longitudinal section drawings and is expected to commence in the second quarter of 2013.

The Company did not conduct any drilling on San Ignacio in the third quarter of 2012 and does not expect to conduct any further drilling until the commencement of the Phase V drill program noted above. The Company previously completed 9,310 metres of drilling in San Ignacio in the first half of 2012.

During the second quarter of 2012, surface drilling continued with two rigs and totaled 4,775 metres, focusing on an area from 300-400N and on an area from 0-200S. The drilling continued to extend the limits of the known mineralized zones beyond the resource model.

In the 300-400N area the mineralized Intermediate vein continues below the model. Mineralization in the Nombre de Dios, Melladito, and Intermediate is typical with highly variable widths and grades in the structures. Highlights include 2.65 metres grading 533g/t silver and 7.59g/t gold in the Intermediate vein and 1.15 metres grading 249g/t silver and 2.99g/t gold in the Nombre de Dios vein. In addition, new but as yet irregular, high grade silver-gold

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	11

veins between the Intermediate and Nombre de Dios vein structures have also been discovered. These zones returned intercepts of 794g/t silver and 3.70g/t gold over 2.22 metres, as well as 422g/t silver and 10.50g/t gold over 0.60 metres, and 131g/t silver and 19.20g/t gold over 0.50 metres.

As noted above, the Company released an updated Mineral Resource estimate to March 31, 2012 for the San Ignacio Project on May 9, 2012 (refer to May 9, 2012 news release and the corresponding technical report filed on SEDAR dated June 26, 2012). This updated (version 2) Mineral Resource estimate at San Ignacio supersedes the original estimate. The new Inferred Mineral Resource is estimated to contain 6,894,000 Ag eq oz in 826,000 tonnes averaging 121g/t silver and 2.28g/t gold (using a 125g/t Ag eq cut-off). Version 2 both fills in and expands the strike length of the mineralized zones to 650 metres. This estimate increases the tonnage by 35%, the silver content by 29%, gold content by 51% and Ag eq oz by 53% over the previous estimate. It should be noted that this estimate used only four of the seven previously identified zones, leaving three zones to be more thoroughly tested at a later date.

San Ignacio Measured Mineral Resources – March 31, 2012 (Cut-off 125 g/t Ag eq)
	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Inferred	826	2.28	60,700	121	3,205,000	6,894,000

El Horcon Project

On September 5, 2012, the Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project in Jalisco State, Mexico for total cash consideration of US$1,600,000. El Horcon covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of the Company’s Guanajuato Mine Complex, allowing for the potential to become a satellite mine for the Company’s Guanajuato operations. El Horcon is a past producing mine and the Company expects to commence a drill program in the first quarter of 2013 to delineate a resource.

Santa Rosa Project

After the completion of a drill program in the first quarter of 2012, no further drilling has been completed at Santa Rosa, pending additional surface mapping and sampling along the structural trend.

SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results

(in thousands, except per share
amounts)	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Revenue	$ 15,286	$ 14,439	$ 13,625	$ 17,520	$ 16,278	$ 8,560	$ 15,460	$ 13,809
Cost of sales (excluding amortization, depletion and share-based payments)	7,566	8,346	5,835	8,870	6,581	4,193	5,831	6,360
Earnings from mining operations[1]	5,791	3,771	6,325	6,032	8,320	3,951	8,613	6,048
Net income (loss) for the period	1,758	354	4,683	(1,419)	3,415	2,501	7,009	2,265
Basic earnings (loss) per share	0.01	0.00	0.03	(0.01)	0.03	0.02	0.06	0.02
Diluted earnings (loss) per share	0.01	0.00	0.03	(0.01)	0.02	0.02	0.05	0.02
Adjusted EBITDA[2]	4,961	3,691	4,441	6,265	7,752	2,833	7,874	5,425
Cash and cash equivalents	26,827	28,675	40,322	39,437	35,074	36,760	15,166	13,967
Working capital	$ 45,911	$ 49,889	$ 53,537	$ 53,810	$ 53,783	$ 51,947	$ 29,291	$ 18,812
_____________________________________________
[1]	“Earnings from mining operations” are defined as gross profit.
[2]

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share- based payments expense, foreign exchange gains or losses, and non-recurring items. The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

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Refer to the "Results of Operations" section for a complete discussion of the financial results for the three and nine months ended September 30, 2012.

QUARTERLY TRENDS AND MARKET DATA

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality. The exceptions are periods of excessive drought which may limit production. The dry season in Mexico generally extends from October through April. The Company did experience water shortages at its Topia operations in the second quarter of 2012 as a result of unusually dry conditions which led the Company to limit processing and stockpile mined ore. Revenue will vary based on the quantity of metal production, metal prices and terms of sales agreements.

There can also be significant variances in the Company's reported net income from quarter to quarter arising from factors that are often difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for share-based payments can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar may also result in considerable variances in foreign exchange gains and losses due primarily to a significant intercompany loan which is re-valued for each period end. Fluctuations in the price of silver and gold, and to a lesser extent, lead and zinc, can also have a significant impact on the Company's net income.

The Company's past quarterly mineral sales revenue is as follows:

Mineral Sales Revenue
Millions
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
2010 Q4
2011 Q1
2011 Q2
2011 Q3
2011 Q4
2012 Q1
2012 Q2
2012 Q3

GREAT PANTHER SILVER LIMITED
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The Company’s average realized metal prices and the average Canadian exchange rates against the United States dollar and Mexican peso for the three and nine months ended September 30, 2012 and 2011 are as follows:

			9 Months Ended	9 Months Ended
	2012 Q3	2011 Q3	Sep 30, 2012	Sep 30, 2011
Silver (U.S. $ / oz.)	$31.92	$35.38	$31.61	$36.36
Gold (U.S. $ / oz.)	$1,717.44	$1,696.94	$1,694.66	$1,593.42
Lead (U.S. $ / lb.)	$0.96	$1.09	$0.93	$1.14
Zinc (U.S. $ / lb.)	$0.88	$0.98	$0.89	$1.03
USD / CAD	1.0051	1.020	0.998	1.023
MXP / CAD	13.226	12.561	13.188	12.300

RESULTS OF OPERATIONS

Three Months Ended September 30, 2012

For the three months ended September 30, 2012, the Company earned revenues of $15.3 million, compared to $16.3 million for the same period in 2011, a decrease of 6%. The decrease was primarily the result of a 9% decrease in silver equivalent ounces sold in the third quarter of 2012 as compared to the same quarter in 2011 as well as a decrease in average realized metals prices ($31.92 compared to $35.38) . An in-transit shipment of concentrate at the end of the third quarter of 2012 accounted for the decrease in the equivalent ounces sold. The in-transit shipment represented approximately 108,000 Ag eq oz with an approximate revenue value of $3.3 million. The Company recognized revenue on shipments representing 470,000 silver equivalent ounces in the third quarter of 2012 as compared to 517,000 silver equivalent ounces for the same period in 2011.

Revenue of $15.3 million for the third quarter of 2012, increased by $0.9 million, or 6%, compared to the second quarter of 2012. The increase was primarily the result of higher metal prices in the third quarter, which offset a decrease in equivalent ounces sold.

For 2012, the Company has contracts in place for the sale of all its planned concentrate production and therefore does not expect to experience any inventory backlogs.

Cost of sales, excluding amortization and depletion and share-based payments, was $7.6 million for the three months ended September 30, 2012, compared to $6.6 million for the same period in 2011. The increase in cost of sales, excluding amortization and depletion and share-based payments is attributable to higher site costs at Guanajuato and Topia, and lower grades at Topia which resulted in lower metal production and higher unit cost of sales. Silver grades at Topia were 316g/t for the third quarter of 2012, a 25% decrease from the silver grades realized in the third quarter of 2011. Compared to the second quarter of 2012, cost of sales, excluding amortization and depletion and share-based payments, decreased by 8% to $7.6 million from $8.3 million. This is primarily attributable to a decrease in silver equivalent ounces sold. Unit sales on an Ag eq oz basis decreased 21% from the second quarter to the third quarter of 2012; however, higher unit cost of sales due to the factors noted above partly offset the decrease in cost of sales attributable to lower unit sales volume.

Consolidated cash cost per silver ounce was US$13.16 for the three months ended September 30, 2012, a 46% increase compared to US$9.02 for the third quarter of 2011. The increase is attributable to lower grades, higher site costs, and an increase in smelting and refining charges associated with the Company’s Topia operation. Refer to the “Mine Operating Results” section of this MD&A for a more detailed discussion of cash cost per silver ounce by mine.

Consolidated cash cost per silver ounce of US$13.16 for the third quarter of 2012 represented a 15% increase compared to US$11.42 in the second quarter of 2012. The increase is attributable to an increase in cash costs at the Company’s Topia mine resulting from reduced grades and higher unit production costs.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended September 30, 2012 was $1.7 million, compared to $1.4 million for the same period in 2011. The

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	14

increase in amortization expense is due to increased investment in property, plant and equipment over the last year. Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the third quarter of 2012 of $1.7 million, compares to $2.3 million in the second quarter of 2012. This is primarily attributable to a decrease in silver equivalent ounces sold.

Share-based payments relating to cost of sales for the three months ended September 30, 2012 were $0.3 million compared to $nil for the same period in 2011 and $19,000 in the second quarter of 2012. In 2011, the Company only granted share options in the fourth quarter.

For the three months ended September 30, 2012, the Company had gross profit of $5.8 million compared to $8.3 million for the same period in 2011. The decrease in gross profit is attributable to a decrease in revenues as a result of fewer equivalent ounces sold and lower average realized silver prices. In addition, the Company saw higher site costs and unit cost of sales, primarily at Topia, as discussed above. In addition, higher amortization and depletion charges were realized as a result of increased investment in mineral properties, plant and equipment over the past year. For the three months ended September 30, 2012, the Company had gross profit percentage of 38% compared to 51% for the same period in 2011.

From the second quarter of 2012 to the third quarter of 2012, gross profit increased by $2.0 million, or 53%, primarily as a result of increased average realized metal prices over the second quarter. Gross profit percentage increased to 38% in the third quarter of 2012 from 26% in the second quarter of 2012.

General and administrative expenses were $3.0 million for the three months ended September 30, 2012, compared to $2.0 million for the same period in 2011 and $2.1 million in the second quarter of 2012. The increases over each of the comparative periods were primarily the result of $0.7 million in share based payment expense and a $0.2 million accrual for a capital tax assessment in Mexico (related to prior years) which were incurred in the third quarter of 2012.

Exploration and evaluation expenses were $0.7 million for the three months ended September 30, 2012 compared to $0.3 million for the same period in 2011, and $0.4 million for the three months ended June 30, 2012. The increase in exploration and evaluation expenses in the third quarter of 2012 compared to the same period in 2011 was primarily due to an increase in exploration costs related to business development activities outside of the Company's existing properties.

Finance and other expense was $0.5 million for the three months ended September 30, 2012 compared to finance and other expense of $2.7 million for the same period in 2011. The decrease in expense is primarily attributable to a decrease in the foreign exchange loss of $2.5 million resulting from fluctuations of the Mexican peso compared to the Canadian and US dollar. Finance and other expense was $0.5 million for the three months ended September 30, 2012, compared to finance and other expense of $0.7 million for the three months ended June 30, 2012, with the variance also primarily the result of changes in the foreign exchange rates.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company's subsidiaries and the Company's reporting currency. The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $0.1 million for the three months ended September 30, 2012, consisting of $0.3 million in current income tax expense and $0.4 million in deferred tax recovery as a result of an increase in expenditures deductible for tax purposes which reversed a portion of the deferred tax liabilities recorded in prior periods. This compares to $0.1 million in current tax recovery for the same period in 2011 and $0.1 million deferred tax expense during the second quarter of 2012.

Net income for the three months ended September 30, 2012 was $1.8 million, which compares to net income of $3.4 million for the same period in 2011. The decrease in net income is primarily attributable to a decrease in gross profit of $2.5 million, an increase in general and administrative expenses of $1.0 million, and an increase in exploration and evaluation expenses of $0.4 million. These were offset by a foreign exchange loss of $0.6 million in the third quarter of 2012 which compared to a loss of $3.1 million in the comparative period.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	15

Net income for the three months ended September 30, 2012 of $1.8 million, compares to $0.4 million for the three months ending June 30, 2012. The increase is primarily attributable to an increase in gross profit of $2.0 million and a decrease in income tax expense of $0.2 million, offset by a $0.9 million increase in general and administrative expenses, primarily due to share-based payment expenses.

Adjusted EBITDA1 was $5.0 million for the three months ended September 30, 2012 compared to $7.8 million for the same period in 2011. The decrease in adjusted EBITDA primarily reflects a decrease in gross profit and an increase in general and administrative expenses before amortization and share-based payment expenses. Adjusted EBITDA of $5.0 million for the three months ended September 30, 2012 compared to $3.7 million for the three months ended June 30, 2012. The increase is primarily attributable to the higher gross profit earned in the third quarter compared to the second quarter of 2012 partly offset by higher general and administrative expenses before amortization and share-based payment expenses.

Nine Months Ended September 30, 2012

For the nine months ended September 30, 2012, the Company earned revenues of $43.4 million, compared to $40.3 million for the same period in 2011, an increase of 8%. Delays in shipments of concentrate to a particular customer during the second quarter of 2011 adversely impacted revenue for the nine months ended September 30, 2011. Therefore, the increase in revenue in the first nine months of 2012 is primarily the result of a return to normal shipments, offset by the impact of lower average realized silver prices in the nine months ended September 30, 2012 versus the comparable period in 2011.

During the first nine months of 2012, the Company recognized revenue on shipments representing 1.54 million silver equivalent ounces, compared to 1.29 million silver equivalent ounces for the same period in 2011. The increase in unit sales was sufficient to offset a decrease in average realized metal prices to $31.61 for the first nine months of 2012 compared to $36.36 in the same period in 2011.

Cost of sales excluding amortization and depletion and share-based payments was $21.7 million for the nine months ended September 30, 2012, compared to $16.6 million for the same period in 2011, an increase of 31%. The increase in cost of sales is primarily due to an increase in metal sales volume to 1.54 million Ag eq oz compared to 1.29 million Ag eq oz, a 19% increase. Higher site costs and unit cost of sales, particularly at Topia, also contributed to the increase in cost of sales excluding amortization and depletion and share-based payments.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the nine months ended September 30, 2012 was $5.4 million, compared to $2.8 million in the same period in 2011. The increase in amortization expense is primarily due to higher sales volume and increased investment in property, plant and equipment over the prior year.

Share-based payments relating to cost of sales for the nine months ended September 30, 2012 were $0.3 million, compared to $nil for the same period in 2011. This increase is related to share options granted and vested in the first nine months of 2012. In the prior year, the Company only granted share options in the fourth quarter and had no options granted or vested for the first nine months of the year.

For the nine months ended September 30, 2012, the Company had gross profit of $15.9 million or 37% compared to $20.9 million or 52% in the same period in 2011. Despite an increase in unit sales, the Company saw a decrease in gross profit and gross profit percentage as a result of lower average realized metal prices, higher unit operating costs, higher smelting and refining charges and increased unit amortization and depletion costs.

Consolidated cash cost per silver ounce was US$11.22 for the nine months ended September 30, 2012, an 9% increase compared to US$10.34 for the same period in 2011. The increase was mainly due to higher cash costs per ounce at Topia for the period attributed to higher unit production costs and smelting and refining charges.

General and administrative expenses were $8.1 million for the nine months ended September 30, 2012, compared to $5.3 million for the same period in 2011. The increase was primarily due to an increase of share-

_____________________________________________
[1]	“Adjusted EBITDA” is a non-IFRS measure. Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	16

based payment expense of $1.0 million, and a one-time payment of $0.7 million in connection with the retirement of an executive and director of the Company. The balance of the increase is attributable to higher costs related to audit fees, other professional services, information technology services, personnel, administrative and accounting staffing, and a capital tax assessment in Mexico related to prior years which was made in the third quarter of 2012.

Exploration and evaluation expenses were $1.7 million for the nine months ended September 30, 2012 compared to $0.7 million for the same period in 2011. The increase over the prior year is primarily due to the commencement of surface drilling at the Company’s Santa Rosa Project in the first quarter of 2012, the commencement of exploration activities on the recently acquired El Horcon Project, and costs associated with an increased focus on business development opportunities outside of the Company’s existing projects.

Finance and other income was $2.7 million for the nine months ended September 30, 2012 compared to finance and other expense of $1.9 million for the same period in 2011. The increase is primarily attributable to a foreign exchange gain of $2.3 million realized in the nine months ended September 30, 2012, as compared to a foreign exchange loss of $2.5 million realized in the nine months ended September 30, 2011. This was due to the strengthening of the Mexican peso compared to the Canadian and US dollar.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax expense of $1.9 million for the nine months ended September 30, 2012, consisting of $1.6 million in deferred tax expense and $0.3 million in current tax expense. This compares to $0.1 million current tax expense for the same period in 2011. During the nine months ended September 30, 2012, the Company utilized tax assets in Mexico resulting in the recognition of a deferred tax liability. Previously, the Company had sufficient tax losses in Mexico to offset deferred tax liabilities.

Net income for the nine months ended September 30, 2012 was $6.8 million, compared to net income of $12.9 million for the same period in 2011. The decrease in net income is primarily attributable to a decrease in gross profit of $5.0 million, an increase in general and administrative expenses of $2.8 million, including $1.0 million in share-based payment expense, an increase in exploration and evaluation expenses of $1.0 million and an increase in income tax expense of $1.8 million. These were partially offset by an increase in foreign exchange gains of $4.8 million.

Adjusted EBITDA1 was $13.1 million for the nine months ended September 30, 2012 compared to adjusted EBITDA of $18.5 million for the comparable period in 2011. The decrease in adjusted EBITDA for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 is attributable to a decrease in gross profit and an increase in general and administrative expenses and exploration and evaluation expenses.

NON-IFRS MEASURES

Throughout this MD&A references are made to cash cost per silver ounce, EBITDA, and adjusted EBITDA, each as defined in this section. These are not recognized measures under IFRS, but are provided by the Company as supplemental measures of performance and to provide a basis for comparison to similar measures commonly reported in the industry. As there are no standardized methods of calculating these measures, the Company’s methods may differ from those used by others.

_____________________________________________
[1]	“Adjusted EBITDA” is a non-IFRS measure. Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	17

Cash Cost per Silver Ounce

The non-IFRS measure of cash cost per silver ounce is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Interim Consolidated Statements of Comprehensive Income is provided.

Reconciliation of Cash Cost per Silver Ounce

(in 000s, except ounces and	Guanajuato		Topia		Consolidated
amounts per ounce)	2012 Q3	2011 Q3	2012 Q3	2011 Q3	2012 Q3	2011 Q3
CAD Cost of sales	$4,382	$4,405	$3,184	$2,177	$7,566	$6,581
Smelting and refining	558	482	898	481	1,456	963
CAD Gross by-product revenue[1]	(3,686)	(3,171)	(1,187)	(1,056)	(4,873)	(4,227)
Cost of custom milling	-	-	(44)	(92)	(44)	(92)
CAD Cash operating costs	$1,254	$1,716	$2,851	$1,510	$4,105	$3,226

USD Cash operating costs	$1,265	$1,749	$2,870	$1,541	$4,135	$3,290
Silver payable ounces	185,045	251,387	129,101	113,297	314,146	364,684
Cash cost per silver ounce (USD)[2],[3]	$6.84	$6.96	$22.23	$13.60	$13.16	$9.02

(in 000s, except ounces and	Guanajuato		Topia		Consolidated
amounts per ounce)	9 Months	9 Months	9 Months	9 Months	9 Months	9 Months
	Ended,	Ended,	Ended,	Ended,	Ended,	Ended,
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
CAD Cost of sales	$13,281	$9,635	$8,466	$6,971	$21,747	$16,606
Smelting and refining	2,121	1,094	2,583	1,493	4,704	2,587
CAD Gross by-product revenue[1]	(11,511)	(6,549)	(3,213)	(3,201)	(14,724)	(9,750)
Cost of custom milling	-	-	(172)	(260)	(172)	(260)
CAD Cash operating costs	$3,891	$4,180	$7,664	$5,003	$11,555	$9,183

USD Cash operating costs	$3,864	$4,261	$7,652	$5,119	$11,516	$9,380
Silver payable ounces	652,435	572,623	373,757	334,414	1,026,192	907,037
Cash cost per silver ounce (USD)[2,3]	$5.92	$7.44	$20.47	$15.31	$11.22	$10.34
_____________________________________________
[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
[2]	“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.
[3]	Cash cost per silver ounce for second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)	18

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, interest income, taxes, and depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company and is meant to provide further information about the Company’s financial results to investors.

In the fourth quarter of 2011, the Company adopted a revised definition of adjusted EBITDA. The revised definition adjusts the earnings to also remove the effect of foreign exchange gain or loss; whereas under the previous definition, only the share based payments were excluded from adjusted EBITDA. The Company believes that the revised definition provides a better understanding of the results by removing the variability of foreign exchange gains and losses and has restated comparative figures in this Management’s Discussion and Analysis accordingly.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to the 2012 and 2011 interim financial statements:

			9 Months	9 Months
(in 000s)			Ended	Ended,
	2012 Q3	2011 Q3	Sep 30, 2012	Sep 30, 2011
Income for the period	$1,758	$3,415	$6,795	$12,925
Provision for income taxes	(123)	(108)	1,943	114
Interest income	(88)	(128)	(364)	(289)
Interest expense	8	17	27	308
Amortization and depletion of mineral properties, plant and equipment	1,735	1,413	5,564	2,903
EBITDA	3,290	4,609	13,965	15,961
Foreign exchange	614	3,143	(2,269)	2,498
Share-based payments	1,057	-	1,397	-
Adjusted EBITDA	$4,961	$7,752	$13,093	$18,459

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2012, the Company had net working capital of $45.9 million and cash and cash equivalents of $26.8 million compared to net working capital of $53.8 million and cash and cash equivalents of $39.4 million at December 31, 2011. The decrease in cash and cash equivalents during the nine months ended September 30, 2012 is attributed to capital expenditures which exceeded cash provided from operations, net of changes in non-cash working capital, by $13.2 million.

Capital expenditures of $21.8 million for the nine months ended September 30, 2012 represents a $5.7 million increase in investment in plant and equipment and mine development as compared to the same period in the prior year. The increased investment relates primarily to the Company’s operating mines. The Company anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund development activities during the next twelve months. The Company plans to produce 2.2 to 2.4 million Ag eq oz in 2012 and invest approximately $27 to $29 million in capital expenditures for the year, including mine development and capitalized exploration and evaluation expenditures. These investments in 2012 will include the purchase of new, more

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efficient mobile mining equipment, plant upgrades, mine development and increased exploratory drilling. The objective of these expenditures is to increase production and Mineral Resources.

Operating Activities

Net cash flows provided by operating activities for the three months ended September 30, 2012 were $5.9 million compared to the cash flows provided by operating activities of $4.3 million in the comparable quarter of 2011. The increase is attributable to a decrease in non-cash working capital, primarily relating to a reduction in accounts receivable and prepaid expenses. For the nine months ended September 30, 2012, cash flows provided by operating activities were $8.6 million compared to $9.4 million in the comparable period of 2011.

Investing Activities

For the three and nine months ended September 30, 2012, the Company had net cash outflows from investing activities of $7.8 million and $21.8 million, respectively, compared to $6.5 million and $16.1 million in the comparable periods of 2011. The increased investment activities were primarily related to the development of mineral properties, capitalized exploration and evaluation, and the purchase of plant and equipment relating to the Company’s two operating mines. Investing activities for the three and nine months ended September 30, 2012 also include the initial cash payment of $1.0 million for the purchase of the El Horcon Project.

Financing Activities

Cash flows provided by financing activities were $0.1 million for the three months ended September 30, 2012 compared to cash provided by financing activities of $0.8 million in the comparable period of 2011. During the three months ended September 30, 2012 the Company received proceeds from the exercise of options of $0.2 million and repaid capital lease obligations in the amount of $0.1 million, while in the three months ended September 30, 2011 the Company received proceeds of $0.4 million and $0.5 million from the exercise of options and warrants, respectively, and repaid $0.1 million in capital lease obligations.

Cash flows from financing activities were $0.3 million for the nine months ended September 30, 2012 compared to cash provided by financing activities of $28.1 million in the comparable period of 2011. During the first nine months of 2012, the Company received proceeds from the exercise of share options in the amount of $0.5 million and repaid the capital lease obligation in the amount of $0.1 million. During the nine months ended September 30, 2011, the Company issued shares for net cash proceeds of $22.5 million, received proceeds from the exercise of options in the amount of $2.3 million, and received $4.1 million from exercise of warrants. This was offset by repayments of $0.8 million of debt.

Contractual Obligations

As of September 30, 2012 the Company had the following commitments:

(in 000’s)	Total	1 year	2-3 years	4-5 years
Drilling services	$693	$693	$-	$-
Operating lease payments (1)	1,478	563	441	474
Equipment purchases with third party vendors	817	817	-	-
Environmental program	32	32	-	-
Total commitments	$3,020	$2,105	$441	$474

(1) Lease payments were recognized as an expense in the period.

OFF-BALANCE SHEET ARRANGEMENTS

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

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FINANCIAL INSTRUMENTS

(in thousands)	Fair value as at
	Sep 30, 2012	Basis of Measurement	Associated Risks

Cash and cash equivalents	$26,827	Carrying value	Concentration, credit, currency, interest rate

Marketable securities	$88	Fair value through other comprehensive income	Exchange

Trade receivables	$12,908	Carrying value	Concentration, credit, currency, commodity price

Trade and other payables	$7,178	Carrying value	Currency

The carrying values of cash and cash equivalents, trade receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at September 30, 2012.

On September 25, 2012 the Company entered into contracts with INTL FCStone (Europe) Limited to hedge a total of 250 tonnes of lead production from the Topia Mine between October 31, 2012 and February 28, 2013. The derivative instruments entered into were in the form of zero-cost put/call collars with a floor price of US $1,975 per tonne of lead and a ceiling price of US $2,550 per tonne of lead. As at September 30, 2012, the full 250 tonnes of lead remained outstanding under the lead collar contracts. These derivatives are not designated as hedges by the Company, and are marked to their market values at the end of each reporting date. Adjustments to the market value are included in the statement of comprehensive income within other income. For the three and nine months ended September 30, 2012, the Company recorded unrealized losses of $3,000 with respect to the lead collar contracts.

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s mining operations and exploration programs, and to limit exposure to credit and market risks.

The risks associated with the financial instruments used by the Company and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents because significant balances are maintained with four financial institutions. To mitigate the risk, the Company diversifies its cash and cash equivalents by holding guaranteed investment certificates and similar securities with a number of different financial institutions. The primary investment products include, but are not limited to high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to four customers. To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. The risk is mitigated by holding cash and cash equivalents with highly rated Canadian and Mexican financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

(c)	Market risk

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

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(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, namely the US dollar and Mexican peso. The results of the Company’s operations are subject to currency transaction and translation risks.

(ii)	Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

(iii)	Commodity price risk

The value of the Company’s mineral and exploration and evaluation properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities. The value of trade receivables depends on changes in metal prices over the quotation period. The Company has not hedged silver and gold prices. The Company has entered into option contracts to mitigate the price risk associated with the sales of its lead and zinc by-products for periods not exceeding one year.

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for. The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

OUTLOOK

Metal production for the first nine months of the year totalled 1,705,974 Ag eq oz as compared to 1,654,719 Ag eq oz for the first nine months of 2011, a 3% increase. Metal production for the third quarter of 2012 increased 7% over the second quarter of 2012 as several operating initiatives, implemented earlier in the year, began to positively impact operations.

However, based upon production to date, and expectations for production for the remainder of the fourth quarter, the Company adjusted its guidance on October 10, 2012 for metal production to a range of 2.2 to 2.4 million Ag eq oz for fiscal 2012 as compared to 2.5 to 2.75 as previously anticipated. Based upon continued grade variability and higher smelting and refining charges at both mines, especially at Topia, which have resulted in higher unit operating costs, cash cost per silver ounce guidance is now being adjusted to a range of US$11.00 to US$12.00 from a range of US$9.50 to US$10.50.

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		2012	2012
2012 Production and Cash Cost per Silver Ounce Guidance		Guidance	Guidance
	2011 Actual	Low Case	High Case
Tonnes milled	216,181	215,000	230,000

Silver Ounces	1,495,372	1,450,000	1,550,000
Gold Ounces	8,016	10,000	11,000
Lead Tonnes	941	900	1,000
Zinc Tonnes	1,314	1,300	1,500

Silver Equivalent Ounces	2,200,013	2,200,000	2,400,000

Cash costs per silver ounce (USD)	$10.84	$11.00	$12.00

On August 21, 2012 the Company purchased surface rights totalling 19.4 hectares on its wholly-owned San Ignacio Project in Guanajuato, Mexico allowing sufficient space for the development of a ramp, waste dumps, and for auxiliary infrastructure. With the acquisition of the surface rights, the Company has applied for the permits required for the underground development and permitting is expected to be completed by the first quarter of 2013.

Great Panther continues to seek out opportunities to add production in the districts within which it is already operating. The Company expects to commence a drill program in the first quarter of 2013 with the goal of delineating a resource at the recently acquired El Horcon Project located 60 kilometres northwest of the Guanajuato Mine Complex.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into the following transactions with related parties:

			9 Months	9 Months
(in 000’s)			Ended	Ended,
	2012 Q3	2011 Q3	Sep 30, 2012	Sep 30, 2011
Consulting fees paid or accrued to companies controlled by directors of the Company	$74	$101	$946	$438
Consulting fees paid or accrued to companies controlled by officers of the Company	-	60	-	153
Director fees paid or accrued	68	-	163	-
Consulting fees paid or accrued to a company with a common director of the Company	-	-	34	-
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	21	21	64
	$142	$182	$1,164	$655

As at September 30, 2012, $58,000 (December 31, 2011 - $42,000) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $14,000 (December 31, 2011 - $24,000) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, reclamation and remediation provision, valuation of trade and other receivables, current and deferred income tax liabilities, assumptions used in determining the fair value of non-cash share-based payments. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 3 of the annual audited consolidated financial statements for the year ended December 31, 2011.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company's mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management's estimate of expected mine life is based upon available internal and external estimated resource and reserve information, historical production and recovery levels, planned future production and recovery levels, and other factors.

Impairment of non-financial assets

The Company's mineral properties, plant and equipment are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and value in use. If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant and equipment. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no events or changes in circumstances occurred during the third quarter of 2012 that would indicate that the carrying amounts of its non-financial assets may not be recoverable.

Reclamation and remediation provisions

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its reclamation and remediation provision, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

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Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date; however, the terms of certain contracts may require revenue recognition at the delivery date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter-parties under the terms of the sales arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon market metal prices, weights and assays. For each reporting period until final settlement, estimates of forward metal prices are used to revalue unsettled sales. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

Income taxes

The Company uses the asset and liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Share-based payments

From time to time, the Company may grant share purchase options to directors, officers, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the share-based payments expense charged in a period.

CHANGES IN ACCOUNTING STANDARDS

The following are accounting standards anticipated to be effective January 1, 2013 or later:

Presentation of Items of Other Comprehensive Income ("OCI")

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") in its entirety with IFRS 9 Financial Instruments ("IFRS 9") in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company's business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for

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financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28 - Investments in Associates were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Income Taxes

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company has assessed that there is no significant impact on its financial results and financial position from the application of this amendment.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company is currently evaluating the impact IFRIC 20 is expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 137,860,052 common shares issued, 316,250 warrants and 5,710,900 options outstanding.

Fully diluted, the weighted average issued and outstanding shares of Great Panther would be 138,656,325 and 138,649,390 for the three and nine months ended September 30, 2012 respectively.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards.

There have been no changes in the Company's internal control over financial reporting during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to affect the Company's internal control over financial reporting.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. There have been no changes in the Company's disclosure controls and procedures during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to affect the Company's disclosure controls.

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RISKS AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company's control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company's control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years. As noted in the "Profile and Strategy" section above, metal price changes can significantly affect the cost per ounce. Management, from time to time, will explore entering into possible hedging arrangements to limit the Company's exposure to changes in prices of base metals, specifically lead and zinc.

Currency Risk

As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the Canadian dollar, and as a result fluctuations in currency exchange rates may significantly impact the Company's earnings and cash flows. Revenues from the sale of concentrates are primarily denominated in US dollars, while operating costs are primarily denominated in Canadian dollars and Mexican pesos. The appreciation of the Mexican peso against the Canadian dollar would increase the cost of exploration, development and operations at the Company's mineral properties in Mexico. The Company does not actively manage its foreign exchange risk with hedging instruments.

Interest Rate Risk

The Company's exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.

During 2011, the Company settled its two convertible notes and no longer carries any material financial liabilities which bear interest.

Credit Risk

The Company's credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metal traders and smelters. The Company believes that a limited number of customers will continue to represent a significant portion of its total

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revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company's supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient working capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the Company's assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the quarter ended September 30, 2012, cash flows provided by operations during the quarter were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs. The Company's cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company's operating costs and other financial demands.

Exploration and Development Stage of the Properties

The Company has made a significant investment to expand the NI 43-101 compliant Mineral Resource estimates for both the Guanajuato and Topia mines. Exploration work on the Company's mines and mineral properties has expanded as the Company seeks to define additional resources. Even in the event commercial quantities of minerals are discovered, exploration and development stage properties, such as San Ignacio and Santa Rosa, might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company's management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market Forces Outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

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To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk. The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico. The Company is waiting for final certification from the government authorities.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company's highest priority in operating its mines. A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words "anticipates", "believes", "expects", "may", "likely", "plans" and similar words.

In particular, this MD&A includes forward-looking statements, principally under the section titled "Outlook", but also elsewhere in this document, relating to estimates, forecasts, and statements as to management's expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; sales volume and selling prices of products; capital expenditures, plans and expectations for the development of the Company's mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; and the future plans and expectations for the Company's properties and operations.

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These forward-looking statements are based on a number of assumptions, including but not limited to general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company's products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company's ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company's mineral properties and the surface rights thereon, including the Company's ability to acquire, or economically acquire, the surface rights to certain of the Company's exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements.

Further information can be found in the section entitled "Key Information - Risk Factors" in the Company's Form 20F for the year ended December 31, 2011, which is available on SEDAR at http://www.sedar.com, and in "Risks and Uncertainties" in this MD&A.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the "Securities Act"). Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been

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made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company's website at http://www.greatpanther.com.

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